Burcon NutraScience Corporation

Consolidated Financial Statements
March 31, 2017, 2016 and 2015
(Prepared in Canadian dollars)

June 21, 2017

Independent Auditor’s Report

To the Shareholders of
Burcon NutraScience Corporation

We have audited the accompanying consolidated financial statements of Burcon NutraScience Corporation and its subsidiary, which comprise the consolidated balance sheets as at March 31, 2017 and March 31, 2016 and the consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2017, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. We were not engaged to perform an audit of the company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Burcon NutraScience Corporation and its subsidiary as at March 31, 2017 and March 31, 2016 and their financial performance and their cash flows for each of the three years in the period ended March 31, 2017 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of matter
Without qualifying our opinion, we draw attention to note 1 in the consolidated financial statements which discloses matters and conditions that indicate the existence of a material uncertainty that casts substantial doubt about Burcon NutraScience Corporation’s ability to continue as a going concern.

(Signed) “PricewaterhouseCoopers LLP”

Chartered Professional Accountants

BURCON NUTRASCIENCE CORPORATION
Consolidated Balance Sheets
As at March 31, 2017 and 2016
(Prepared in Canadian dollars)

	2017	2016
	$	$

ASSETS

Current assets
Cash and cash equivalents	4,701,108	2,479,862
Amounts receivable (notes 11 and 13)	163,668	152,143
Prepaid expenses	178,998	171,209
	5,043,774	2,803,214

Property and equipment (note 4)	494,666	514,203
Deferred financing costs (note 7(a))	-	58,376
Deferred development costs (note 5)	-	222,343
Goodwill	1,254,930	1,254,930

	6,793,370	4,853,066

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (note 11)	516,883	701,748
Derivative liabilities (notes 6 and 7(a))	197,613	-
	714,496	701,748

Convertible note (note 6)	1,818,473	-
Accrued interest (note 6)	146,696	-
Deferred revenue	-	39,097

	2,679,665	740,845

SHAREHOLDERS’ EQUITY (note 7)
Capital stock	70,000,001	64,936,947
Contributed surplus	6,778,227	6,487,975
Options	10,379,989	9,779,276
Warrants	281,989	458,187
Deficit	(83,326,501)	(77,550,164)

	4,113,705	4,112,221

	6,793,370	4,853,066
Going concern (note 1)
Subsequent event (note 16)

Approved by the Board of Directors

“Douglas Gilpin” (signed)	“D. Lorne Tyrrell” (signed)
Director	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BURCON NUTRASCIENCE CORPORATION
Consolidated Statements of Operations and Comprehensive Loss
For the years ended March 31, 2017, 2016 and 2015

(Prepared in Canadian dollars)

	2017	2016	2015
	$	$	$

REVENUE
Royalty income (note 2(a))	87,839	106,390	105,387

EXPENSES
Research and development (note 8 and 11)	2,245,220	2,653,585	2,535,761
Intellectual property	1,363,121	1,602,936	1,832,784
General and administrative (note 9)	2,308,766	2,635,032	2,625,910

	5,917,107	6,891,553	6,994,455

LOSS FROM OPERATIONS	(5,829,268)	(6,785,163)	(6,889,068)

INTEREST AND OTHER INCOME (notes 11 and 13)	154,257	153,157	191,002

INTEREST EXPENSE (note 6)	(225,163)	-	-

FOREIGN EXCHANGE GAIN	29,024	62,230	118,642

CHANGE IN FAIR VALUE OF DERIVATIVE LIABILITY (note 6)	94,813	-	-

LOSS AND COMPREHENSIVE LOSS FOR THE YEAR	(5,776,337)	(6,569,776)	(6,579,424)

BASIC AND DILUTED LOSS PER SHARE (note 10)	(0.16)	(0.18)	(0.20)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BURCON NUTRASCIENCE CORPORATION
Consolidated Statements of Changes in Shareholders’ Equity
For the years ended March 31, 2017, 2016 and 2015

(Prepared in Canadian dollars)

	Number of fully paid common shares (Unlimited number of common shares without par value)	Capital stock	Contributed surplus	Options	Warrants	Deficit	Total shareholders’ equity
		$	$	$	$	$	$

Balance - March 31, 2014	31,624,693	54,005,703	6,136,123	8,532,700	49,453	(64,400,964)	4,323,015

Loss and comprehensive loss for the year	-	-	-	-	-	(6,579,424)	(6,579,424)
Rights offering	1,860,276	5,245,978	-	-	-	-	5,245,978
Private placement	660,000	1,970,185	-	-	-	-	1,970,185
Share issue costs	-	(257,261)	-	-	-	-	(257,261)
Warrants issued	-	-	-	-	357,945	-	357,945
Options expired / cancelled	-	-	74,050	(74,050)	-	-	-
Warrants expired	-	-	49,453	-	(49,453)	-	-
Stock-based compensation expense	-	-	-	731,448	-	-	731,448

Balance – March 31, 2015	34,144,969	60,964,605	6,259,626	9,190,098	357,945	(70,980,388)	5,791,886

Loss and comprehensive loss for the year	-	-	-	-	-	(6,569,776)	(6,569,776)
Rights offering	1,552,044	3,507,620	-	-	-	-	3,507,620
Share issue costs	-	(154,095)	-	-	-	-	(154,095)
Options exercised	15,108	96,775	-	(96,775)	-	-	-
Options expired / cancelled	-	-	228,349	(228,349)	-	-	-
Warrants issued	-	-	-	-	279,817	-	279,817
Warrant adjustment	-	-	-	-	7,118	-	7,118
Warrants exercised	120,629	522,042	-	-	(186,693)	-	335,349
Stock-based compensation expense	-	-	-	914,302	-	-	914,302

Balance – March 31, 2016	35,832,750	64,936,947	6,487,975	9,779,276	458,187	(77,550,164)	4,112,221
Loss and comprehensive loss for the year	-	-	-	-	-	(5,776,337)	(5,776,337)
Rights offering	1,990,708	5,136,027	-	-	-	-	5,136,027
Share issue costs	-	(112,833)	-	-	-	-	(112,833)
Options exercised	3,717	39,860	-	(39,860)	-	-	-
Options expired / cancelled	-	-	111,882	(111,882)	-	-	-
Warrants expired	-	-	178,370	-	(178,370)	-	-
Warrant adjustment	-	-	-	-	2,172	-	2,172
Stock-based compensation expense	-	-	-	752,455	-	-	752,455

Balance – March 31, 2017	37,827,175	70,000,001	6,778,227	10,379,989	281,989	(83,326,501)	4,113,705

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BURCON NUTRASCIENCE CORPORATION
Consolidated Statements of Cash Flows
For the years ended March 31, 2017, 2016 and 2015
(Prepared in Canadian dollars)

	2017	2016	2015
	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	(5,776,337)	(6,569,776)	(6,579,424)
Items not affecting cash
Amortization of deferred development costs	222,343	533,624	533,625
Amortization of property and equipment	149,885	126,348	150,329
Amortization of deferred revenue	(39,097)	(93,833)	(93,833)
Unrealized foreign exchange gain	(20,642)	(44,238)	(118,642)
Interest expense	225,163	-	-
Change in fair value of convertible note derivative liability	(94,813)	-	-
Financing expense	112,259	286,935	357,945
(Gain) loss on disposal of property and equipment	(17,891)	863	-
Stock-based compensation expense	752,455	914,302	731,448
	(4,486,675)	(4,845,775)	(5,018,552)
Changes in non-cash working capital items
Amounts receivable	(11,525)	(6,619)	(4,583)
Prepaid expenses	(7,789)	(22,780)	16,961
Accounts payable and accrued liabilities	(101,248)	(8,401)	186,431

	(4,607,237)	(4,883,575)	(4,819,743)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of property and equipment	19,431	-	-
Decrease (increase) in short-term investments	-	1,371,200	(1,257,600)
Acquisition of property and equipment	(157,129)	(59,825)	(48,932)

	(137,698)	1,311,375	(1,306,532)

CASH FLOWS FROM FINANCING ACTIVITIES
Issue of convertible note	2,000,000	-	-
Convertible note issue costs	(77,655)	-	-
Deferred financing costs	-	-	(24,640)
Issue of capital stock	5,136,027	3,842,969	7,216,163
Share issue costs	(112,833)	(131,510)	(166,391)

	6,945,539	3,711,459	7,025,132

FOREIGN EXCHANGE GAIN (LOSS) ON CASH AND CASH EQUIVALENTS	20,642	(60,362)	109,641

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,221,246	78,897	1,008,498

CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	2,479,862	2,400,965	1,392,467

CASH AND CASH EQUIVALENTS – END OF YEAR	4,701,108	2,479,862	2,400,965

INTEREST RECEIVED	22,713	25,723	50,981

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BURCON NUTRASCIENCE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2017, 2016 and 2015
(Prepared in Canadian dollars)

1.	Going concern

Burcon NutraScience Corporation (“Burcon” or the “Company”) is incorporated in the Yukon Territory, Canada and its common shares are listed and publicly traded on the Toronto Stock Exchange and the NASDAQ Stock Exchange. The registered address of Burcon is Suite 200, Financial Plaza, 204 Lambert Street, Whitehorse, Yukon and the address of its principal office is 1946 West Broadway, Vancouver, British Columbia.

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

As at March 31, 2017, the Company had minimal revenues from its technology, had an accumulated deficit of $83,326,501 (2016 - $77,550,164). During the year ended March 31, 2017, the Company incurred a loss of $5,776,337 (2016 - $6,569,776; 2015 - $6,579,424) and had negative cash flow from operations of $4,607,237 (2016 - $4,883,575; 2015 - $4,819,743). The Company has relied on equity financings, private placements, rights offerings, other equity transactions and issuance of convertible debt to provide the financing necessary to undertake its research and development activities. As at March 31, 2017, the Company had cash and cash equivalents of $4,701,108 (2016 - $2,479,862). These conditions indicate existence of a material uncertainty that casts substantial doubt about the ability of the Company to meet its obligations as they become due and, accordingly, its ability to continue as a going concern.

The Company’s ability to continue as a going concern is dependent upon the Company raising additional capital. On November 30, 2016, the Company completed a rights offering for 1,990,708 common shares (the “2016 Rights Offering”) at a price of $2.58 per common share for gross proceeds of $5.1 million and net proceeds of $5.0 million (note 7(a)). Although the Company expects to receive royalty revenues from its license and production agreement (the “Soy Agreement”) with Archer Daniels Midland Company (“ADM”) from the sales of CLARISOY™, future royalty revenues cannot be ascertained at this time.

These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

BURCON NUTRASCIENCE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2017, 2016 and 2015
(Prepared in Canadian dollars)

2.	Nature of operations

Burcon and its subsidiary are research and development companies that are developing plant protein extraction and purification technology in the field of functional, renewable plant proteins. The Company and its subsidiary have developed CLARISOY™, a soy protein; and are developing Peazazz®, a pea protein, and Puratein®, Supertein® and Nutratein®, three canola protein isolates.

	a)	CLARISOY™

Burcon has a 20-year Soy Agreement with ADM to license its CLARISOY™ technology to ADM on an exclusive basis to produce, market and sell CLARISOY™ soy protein worldwide. The terms of the Soy Agreement include the license to ADM of all intellectual property, including know-how and trade secrets concerning the manufacture and use of CLARISOY™, the engineering and design by ADM of an initial commercial CLARISOY™ production plant and a royalty structure that incorporates financial incentives for ADM to expand sales globally. ADM will make royalty payments to Burcon on the sales of CLARISOY™ under the Soy Agreement. Maintaining the CLARISOY™ soy protein patent portfolio during the term of the Soy Agreement is the responsibility of Burcon. Since signing the agreement, Burcon has filed additional patent applications to seek important commercial protection for the production and use of CLARISOY™. ADM has elected to include these applications to the license and, if granted, could lengthen the royalty term under the Soy Agreement to at least the year 2035. In November 2016, ADM confirmed that it has fully commissioned the first full-scale CLARISOY™ production facility at its North American headquarters in Decatur, Illinois.

	b)	Peazazz®

Burcon has developed a novel pea protein isolate that it has branded Peazazz®. In June 2013, Burcon announced that it had completed the construction of a Peazazz® semi-works production facility located in Winnipeg, Manitoba. Burcon has been using the semi-works production facility to provide market development quantities (tonnage amounts) to customers for product and market development activities.

Burcon has executed a number of material transfer agreements with potential partners and customers, and has been in discussions with a select group of potential partners to discuss the commercialization of Peazazz® and is considering various options, including building full-scale production facilities through a variety of partnerships.

	c)	Puratein®, Supertein® and Nutratein®

Burcon is developing three canola protein isolate products, Puratein®, Supertein® and Nutratein®. In 2008, Puratein® and Supertein® achieved US self-affirmed GRAS (“Generally Recognized As Safe”) status, and the US Food and Drug Administration formally acknowledged receipt of Burcon’s GRAS notification for Puratein® and Supertein® in 2010.

BURCON NUTRASCIENCE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2017, 2016 and 2015
(Prepared in Canadian dollars)

3.	Significant accounting policies

Basis of presentation

These consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee (“IFRIC”).

The Company has consistently applied the same accounting policies throughout all periods presented. The board of directors approved these financial statements on June 15, 2017.

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiary, Burcon NutraScience (MB) Corp. A subsidiary is an entity in which the Company has control, directly or indirectly. Under IFRS 10, an investor controls an investee if and only if the investor has power over the investee, exposure, or rights, to variable returns from its involvement with the investee, and the ability to use its power over the investee to affect the amount of the investor's returns. All material intercompany transactions and balances have been eliminated on consolidation.

Details of the Company’s subsidiary at March 31, 2017 are as follows:

	Place of	Interest
	incorporation	%	Principal activity

Burcon NutraScience (MB) Corp.	Manitoba, Canada	100	Research and development

Revenue recognition

The Company recognizes revenue when the amount of revenue can be reliably measured, and it is probable that future economic benefits will flow to the Company. The Company may earn revenues from licensing agreements under which third parties are granted rights to use the Company’s technologies.

If the substantive rights to the technologies are retained by the Company, or the Company has remaining performance obligations under the licensing agreements, and as such not all of the risks and rewards have been transferred to the licensee, the Company recognizes amounts received or receivable as royalties when earned on an accrual basis.

At the point when all of the risks and rewards associated with the use of the technologies have, in substance, been relinquished under the licensing agreements, the Company recognizes the fair value of future payments expected to be received as proceeds from the sale of the technologies in the consolidated statements of operations and comprehensive loss, once the expected future payments can be reliably measured.

BURCON NUTRASCIENCE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2017, 2016 and 2015
(Prepared in Canadian dollars)

Upfront payments and similar non-refundable payments received under these agreements are initially recognized as deferred revenue. Subsequently, if the Company recognizes royalty revenue, the amounts deferred are recognized as revenue on a straight-line basis over the estimated period royalties are expected to be earned commencing in the period royalties are first recognized as revenue. Otherwise, the deferred amounts are recognized as sale proceeds at the date of sale of the technologies. In December 2012, the Company commenced recognizing the previously deferred initial license fee payments for CLARISOY™ as revenue on a straight-line basis consistent with the period over which deferred development costs (note 5) are being amortized.

License agreements may consist of multiple elements and provide for varying consideration terms, such as upfront payments and milestone or similar payments. Revenue arrangements with multiple elements are reviewed in order to determine whether the multiple elements can be divided into separate units of accounting. If separable, the consideration received is allocated among the separate units of accounting based on their respective fair values, and the applicable revenue recognition criteria are applied to each of the separate units. Otherwise, the applicable revenue recognition criteria are applied to the revenue arrangement as a single unit.

Business combinations

The Company accounts for business combinations using the acquisition method of accounting. The cost of an acquisition is measured as the cash paid and the fair value of other assets given, equity instruments issued and liabilities incurred or assumed at the acquisition date. All acquired identifiable assets, liabilities and contingent liabilities are recognized at fair value at the acquisition date. Any excess of the cost of an acquisition over the net fair value of the identifiable assets, liabilities and contingent liabilities acquired is recognized as goodwill. If the cost of an acquisition is less than the fair value of the net assets of the acquired entity, the difference is recognized directly in the consolidated statements of operations and comprehensive loss. Acquisition-related costs are expensed as incurred.

Accounting estimates

The preparation of consolidated financial statements in accordance with IFRS requires management to apply judgment when making estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amount of revenue and expenses during the reporting period, and disclosures made in the accompanying notes to the financial statements. Actual results may differ from those estimates.

The significant areas where management’s judgment is applied are in determining the fair value of stock-based compensation (see note 7 for assumptions used by management) and derivative liabilities (see notes 6 and 7(a) for assumptions used by management), determining whether all criteria for deferring development costs are met, determining the point when amortization of deferred development costs and deferred revenue commences and the expense allocation to deferred development costs, as well as the recoverable amount of the deferred development costs and goodwill.

BURCON NUTRASCIENCE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2017, 2016 and 2015
(Prepared in Canadian dollars)

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit with banks and highly liquid short-term interest bearing securities with maturities at the date of purchase of three months or less.

Financial instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Financial assets and liabilities are offset and the net amount is reported in the consolidated balance sheets when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

At initial recognition, the Company classifies its financial instruments in one of the following categories: fair value through profit or loss, held-to-maturity investments, loans and receivables, available-for-sale investments or other financial liabilities.

A financial asset or liability is classified as fair value through profit or loss if acquired principally for the purpose of selling or repurchasing in the short term. Derivatives are also included in this category unless they are designated as hedges. Financial instruments in this category are recognized initially and subsequently at fair value. Transaction costs are expensed in the consolidated statements of operations and comprehensive loss. Gains and losses arising from changes in fair value are presented in the consolidated statements of operations and comprehensive loss within other gains and losses in the period in which they arise.

Held-to-maturity investments and loans and receivables are initially recognized at the amount expected to be received, less, when material, a discount to reduce the amount to fair value. Subsequently, held-to-maturity investments and loans and receivables are measured at amortized cost using the effective interest method less a provision for impairment. The Company classifies its cash and cash equivalents and amounts receivable as loans and receivables.

Available-for-sale investments are recognized initially at fair value plus transaction costs and are subsequently carried at fair value. Gains or losses arising from changes in fair value are recognized in other comprehensive loss.

Other financial liabilities are initially recognized at the amount required to be paid, less, when material, a discount to reduce the payables to fair value. Subsequently, other financial liabilities are measured at amortized cost using the effective interest method.

BURCON NUTRASCIENCE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2017, 2016 and 2015
(Prepared in Canadian dollars)

At each reporting date, the Company assesses whether there is objective evidence that a financial asset is impaired. If such evidence exists, the Company recognizes an impairment loss, as follows:

Financial assets carried at amortized cost: the impairment loss is the difference between the amortized cost of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount which is recognized in the consolidated statements of operations and comprehensive loss. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

Available-for-sale financial assets: the impairment loss is the difference between the original cost of the asset and its fair value at the measurement date, less any impairment losses previously recognized in the consolidated statements of operations and comprehensive loss. This amount represents the cumulative loss in accumulated other comprehensive loss that is reclassified to net loss. Impairment losses on available-for-sale equity instruments are not reversed.

Transaction costs of an equity transaction are accounted for as a deduction from equity to the extent that they are incremental costs directly attributable to the equity transaction that otherwise would have been avoided. Qualifying transaction costs incurred prior to the Company’s year-end in anticipation of an issuance of equity instruments subsequent to the Company’s year-end are deferred on the consolidated balance sheets until the equity instruments are issued.

Property and equipment

Property and equipment are recorded at cost less accumulated amortization. The Company provides for amortization using the declining balance method at the following annual rates:

Equipment	20%
Computer equipment	30%

Impairment of long-lived assets

The Company tests property and equipment for impairment whenever events or circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. Intangible assets that are not being amortized are tested annually for impairment and also if the Company identifies indicators of impairment. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows (cash-generating units). The evaluation is based on the higher of the asset’s fair value less costs of disposal and its value in use, which is the present value of future cash flows expected to be derived from the asset in its current state. An impairment loss is recognized in the period it is determined to the extent that the carrying value exceeds the higher of fair value less costs to sell and value in use of the asset or group of assets.

BURCON NUTRASCIENCE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2017, 2016 and 2015
(Prepared in Canadian dollars)

Research and development costs

Research costs are expensed in the period incurred. Development costs are also expensed in the period incurred unless the related process is clearly defined and the costs attributable thereto can be reliably measured; the technical feasibility of the process has been established so that it will be available for use or sale; management has indicated its intention to produce and market, or use, the process; an ability to use or sell the process exists; the process will generate probable future economic benefits; and adequate resources exist, or are expected to be available, to complete the development and to use or sell the process.

Deferred development costs are amortized on a straight-line basis over their estimated useful lives commencing on the date the technology is available for use.

Goodwill

Goodwill represents the excess at the date of acquisition of the cost of the acquired business over the fair values attributed to the underlying net tangible assets and the identifiable intangible assets. Goodwill is not amortized.

On at least an annual basis, or when circumstances indicate the carrying value of goodwill may not be recoverable, the Company subjects goodwill to an impairment test. For impairment testing purposes, the carrying value of goodwill is allocated to the group of assets that realize the benefits of the acquisition. The impairment assessment is performed by comparing the carrying value of the group of assets, including the allocated carrying value of goodwill, to the higher of its fair value less costs to sell and its value in use, which is the present value of future cash flows expected to be derived from the group of assets in their current state. If the carrying amount of the group of assets exceeds the recoverable amount, an impairment loss is charged to operations in the period such impairment is identified, allocated first to reducing the carrying amount of the goodwill allocated to the group, and then to the other assets of the group.

Income taxes

The Company uses the balance sheet liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Deferred income tax assets and liabilities are recognized in the current period for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Deferred income tax assets and liabilities are measured using substantively enacted tax rates and laws expected to apply in the years in which those temporary differences are expected to be recovered or settled. Deferred income tax assets are recognized to the extent they are considered probable to be realized.

Government assistance

The Company carries out research and development in Canada that is eligible for Scientific Research and Experimental Development (“SR&ED”) Investment Tax Credits (“ITC”) at both the federal and provincial level. The Company has recognized the refundable portion of ITC at the provincial level but has not recognized the benefits of ITC at the federal level because realization of these benefits is not probable at this time. The Company’s determination of ITC involves uncertainty with respect to management’s interpretation of complex tax regulations. The ITC claims are subject to review and acceptance by the Canada Revenue Agency prior to collection.

BURCON NUTRASCIENCE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2017, 2016 and 2015
(Prepared in Canadian dollars)

Stock-based compensation

The Company accounts for stock-based compensation granted to employees using the fair value method calculated using the Black-Scholes option pricing model. Stock-based compensation granted to non-employees is measured at the fair value of the goods and services received unless the fair value cannot be measured reliably, in which case the amount is measured using the fair value of the options granted. For options granted to employees and those providing similar services, including officers and directors, the compensation cost is measured at the fair value of the equity instrument granted at the date of grant and is expensed to operations over the award’s vesting period. When stock options are exercised, capital stock is credited by the sum of the consideration paid and by the related portion previously recorded in options. Additional information related to the stock option plan and the assumptions used in the Black-Scholes option pricing model are provided in note 7(c).

Provisions

Provisions are recognized where a legal or constructive obligation has been incurred as a result of past events, it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation. The Company has recognized no provisions in these consolidated financial statements.

Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing the net earnings (loss) for the period available to common shareholders by the weighted average number of common shares outstanding during the period. The Company applies the treasury stock method to calculate diluted earnings (loss) per share. Diluted earnings (loss) per share excludes all dilutive potential common shares if their effect is anti-dilutive.

BURCON NUTRASCIENCE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2017, 2016 and 2015
(Prepared in Canadian dollars)

Foreign currency translation

a)	Functional and presentation currency

Items included in the financial statements of each consolidated entity are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). These consolidated financial statements are presented in Canadian dollars, which is the Company’s and its subsidiary’s functional currency.

b)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transactions. Generally, foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at period- end exchange rates of monetary assets and liabilities denominated in currencies other than an operation’s functional currency are recognized in the consolidated statements of operations and comprehensive loss.

Accounting standards issued and not yet effective

IFRS 16 - Leases

In January 2016, the IASB issued IFRS 16, Leases, which requires, among other things, leases to recognize leases traditionally recorded as operating leases in the same manner as a financing lease. The required adoption date is January 1, 2019, with early adoption permitted.

IFRS 15 - Revenue from Contracts with Customers

This new standard on revenue recognition supersedes International Accounting Standards (“IAS”) 18, Revenue, IAS 11, Construction Contracts, and related interpretations. IFRS 15 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

IFRS 9 - Financial Instruments - Classification and Measurement

The final version of IFRS 9 was issued in July 2014 and includes (i) a third measurement category for financial assets, and (ii) a single forward looking expected loss impairment model.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018.

Amendments to IFRS 7 - Financial Instruments: Disclosures

IFRS 7 is amended to require additional disclosures on transition from IAS 39 to IFRS 9. The Amendment of IFRS 7 is effective on adoption of IFRS 9.

The Company does not expect any material impact from the adoption of IFRS 9 and IFRS 15. The Company is currently assessing the impact of IFRS 16.

BURCON NUTRASCIENCE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2017, 2016 and 2015
(Prepared in Canadian dollars)

4.	Property and equipment

		Computer
	Equipment	equipment	Total
	$	$	$

Cost at March 31, 2016	3,639,919	83,105	3,723,024
Current period additions	131,425	462	131,888
Current period disposal	(28,000)	(1,285)	(29,286)
Cost at March 31, 2017	3,743,344	82,282	3,825,626

Accumulated amortization at March 31, 2016	3,145,572	63,249	3,208,821
Current period amortization	143,960	5,925	149,885
Current period disposal	(27,326)	(420)	(27,746)
Accumulated amortization at March 31, 2017	3,262,206	68,754	3,330,960

Net book value at March 31, 2017	481,138	13,528	494,666

		Computer
	Equipment	equipment	Total
	$	$	$

Cost at March 31, 2015	3,572,009	79,254	3,651,263
Current period additions	67,910	9,319	77,229
Current period disposal	-	(5,468)	(5,468)
Cost at March 31, 2016	3,639,919	83,105	3,723,024

Accumulated amortization at March 31, 2015	3,025,813	61,265	3,087,078
Current period amortization	119,759	6,589	126,348
Current period disposal	-	(4,605)	(4,605)
Accumulated amortization at March 31, 2016	3,145,572	63,249	3,208,821

Net book value at March 31, 2016	494,347	19,856	514,203

BURCON NUTRASCIENCE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2017, 2016 and 2015
(Prepared in Canadian dollars)

5.	Deferred development costs

On March 4, 2011, concurrent with signing the Soy Agreement, the Company commenced deferring development costs related to CLARISOY™. The Company ceased deferring development costs related to CLARISOY™ on June 30, 2012 and commenced amortizing these costs over 50 months on a straight-line basis.

$
Cost at March 31, 2017	2,223,435

Accumulated amortization at March 31, 2016	2,001,092
Current period amortization	222,343

Accumulated amortization at March 31, 2017	2,223,435

Net book value at March 31, 2017	-

Cost at March 31, 2016	2,223,435

Accumulated amortization at March 31, 2015	1,467,468
Current period amortization	533,624

Accumulated amortization at March 31, 2016	2,001,092

Net book value at March 31, 2016	222,343

6.	Convertible note

On May 12, 2016, the Company issued a convertible note (the “Note”) to a wholly-owned subsidiary of PT International Development Corporation Limited (“PT International”), formerly ITC Corporation Limited, an entity that has significant influence over Burcon, for the principal amount of $2.0 million (the “Principal Amount”) with net proceeds of $1.9 million. The Note bears interest at 8% per annum, compounded monthly. The Principal Amount and accrued interest will be payable on the earlier of May 12, 2019, the occurrence of an event of default as set out in the Note (the “Maturity Date”), or voluntary prepayment by the Company. PT International may convert the Principal Amount in whole or in part at $4.01 per share into common shares of the Company at any time commencing on or after July 1, 2016 and up to and including the Maturity Date.

Burcon has the right, before the Maturity Date, upon written notice to PT International of not less than thirty days, to prepay in cash all or any portion of the Principal Amount by paying to PT International an amount equal to the Principal Amount to be prepaid multiplied by 110%. The payment of the Principal Amount and all accrued and unpaid interest thereon will be subordinated in right of payment to any amount owing in respect of secured indebtedness of the Company. Subject to the consent of PT International, Burcon may pay any interest that is due and payable under the Note through the issuance of common shares at a conversion price equal to the volume weighted average trading price of the common shares on the TSX for the five trading days immediately prior to the date such interest is due and payable.

The conversion option was recorded as a derivative liability (note 14). Under the terms of the Note, there are certain conditions where the conversion price may be adjusted. Therefore, in accordance with IFRS, an obligation to issue shares for a price that is not fixed must be classified as a derivative liability and measured at fair value, with changes recognized in change in fair value of conversion option in the consolidated statement of operations and comprehensive loss.

BURCON NUTRASCIENCE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2017, 2016 and 2015
(Prepared in Canadian dollars)

Pursuant to the terms of the Note, the conversion price had to be adjusted upon the completion of the 2016 Rights Offering (note 7(a)). Therefore, the conversion price of the Note was adjusted effectively immediately after the record date of the 2016 Rights Offering, being November 3, 2016 from $4.01 per share to $3.99 per share.

The Company incurred transaction costs of $77,655 associated with the issuance of the Note, including $58,376 incurred up to March 31, 2016. Of these costs, $7,366 has been recorded as financing expense in the first quarter of fiscal 2017, being the portion related to the derivative liability component of the convertible note.

The conversion and prepayment options were recorded as a net derivative liability and measured at fair value, with changes in fair value recorded in interest and other income in the condensed consolidated interim statement of operations and comprehensive loss. The fair value of the conversion and prepayment options was estimated based on a methodology for pricing convertible bonds using the Partial Differential Equation Method, with the following initial assumptions: expected volatility of 63%; expected dividend per share of nil; risk-free rate of 0.60%, entity-specific credit spread, and expected life of 3 years. The assumptions as at March 31, 2017 were as follows: expected volatility of 62%, expected dividend per share of nil; risk-free rate of 0.76%, initial entity- specific credit spread adjusted by the movement in the option adjusted spread of the Canada High Yield Index, and expected life of 2.1 years. The initial fair value of the net derivative liability was estimated as $189,705 as at the issue date of the Note. As at March 31, 2017, the fair value of the net derivative liability was estimated to be $94,892 and the changes (decrease) in fair value of the derivative liability of $94,813 was recorded for the year ended March 31, 2017.

7.	Shareholders’ equity

a)	Capital stock

Authorized
Unlimited number of common shares without par value

2016 Rights Offering

On November 30, 2016, the Company completed the 2016 Rights Offering for 1,990,708 common shares at $2.58 per common share for gross proceeds of $5,136,027, and net proceeds of $5.0 million. Burcon issued to each shareholder one right (the “2016 Right”) for each common share held by such shareholder. Every eighteen 2016 Rights entitled the holder thereof to purchase one common share in the Company at a price of $2.58 per common share.

Subject to certain conditions, two shareholders (the “2016 Guarantors”), PT International and Mr. Allan Yap (“Mr. Yap”), the Company’s Chairman and Chief Executive Officer (note 11), had each agreed to provide a standby guarantee (the “2016 Standby Commitment”) to purchase such common shares that were available to be purchased, but not otherwise subscribed for, that would have resulted in a minimum of 1,990,708 common shares being issued under the 2016 Rights Offering. As the 2016 Rights Offering was over-subscribed, the 2016 Guarantors were not required to fulfill their respective obligations under the 2016 Standby Commitment. As consideration for the 2016 Standby Commitment, the 2016 Guarantors received share purchase warrants (“2016 Standby Warrants”) entitling the 2016 Guarantors to acquire up to 497,677 common shares at an exercise price of $2.58 per common share that would be exercisable up to November 30, 2018. In accordance with the policies of the TSX, the issuance of the 2016 Standby Warrants to the 2016 Guarantors is subject to shareholder approvals, which will be sought at Burcon's next AGM, expected to be held in September 2017. If the Company fails to obtain the requisite shareholder approvals, the Company will pay to the 2016 Guarantors a cash fee in the aggregate of $102,721 as compensation for the 2016 Standby Commitment. The 2016 Standby Commitment Agreement gave rise to a financial asset and liability, which have been initially recorded at fair value as a derivative asset and liability of $102,721, respectively, with the change in fair value to be recorded through profit and loss. As noted above, the 2016 Guarantors were not required to fulfill their respective obligations under the 2016 Standby Commitment, and therefore the change in the fair value of the derivative asset of $102,721 has been recognized as a financing expense in the current quarter.

BURCON NUTRASCIENCE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2017, 2016 and 2015
(Prepared in Canadian dollars)

2015 Rights Offering

On April 30, 2015, the Company completed an offering of shares by way of a rights offering for 1,552,044 common shares (the “2015 Rights Offering”) at $2.26 per common share for gross proceeds of $3,507,620, and net proceeds of $3.4 million. Burcon issued to each shareholder one right (the “2015 Right”) for each common share held by such shareholder. Every twenty-two 2015 Rights entitled the holder thereof to purchase one common share in the Company at a price of $2.26 per common share.

Financing costs related to the 2015 Rights Offering of $93,518 incurred up to March 31, 2015 were recorded as deferred financing costs and transferred to share issue costs upon the completion of the financing on April 30, 2015. Burcon incurred additional share issue costs related to the rights offering of $60,163 during the first quarter of fiscal 2016.

Subject to certain conditions, three corporate shareholders (the “2015 Guarantors”), including PT International (note 11), had each agreed to provide a standby guarantee (the “2015 Standby Commitment”) to purchase such common shares that were available to be purchased, but not otherwise subscribed for, that would have resulted in a minimum of 1,552,044 common shares being issued under the 2015 Rights Offering. As the 2015 Rights Offering was over-subscribed, the 2015 Guarantors were not required to fulfill their respective obligations under the 2015 Standby Commitment.

As consideration for the 2015 Standby Commitment, the 2015 Guarantors received share purchase warrants (“2015 Standby Warrants”) entitling the 2015 Guarantors to acquire up to 388,011 common shares at an exercise price of $2.26 per common share that will be exercisable up to April 30, 2017. In accordance with the policies of the TSX, the issuance of the 2015 Standby Warrants to the 2015 Guarantors was subject to shareholder approval, which was granted at Burcon's annual general meeting on September 3, 2015. The 2015 Standby Commitment Agreement originally gave rise to a financial asset and liability, which had been initially recorded at fair value as a derivative asset and liability of $70,152, respectively, with the change in fair value to be recorded through profit or loss. As noted above, the 2015 Guarantors were not required to fulfill their respective obligations under the 2015 Standby Commitment, and therefore the derivative asset of $70,152 was recognized as a financing expense in the first quarter of fiscal 2016. Burcon estimated the value of the 2015 Standby Warrants to be $279,817 using the Black-Scholes option pricing model and recorded the amount by which the fair value of the 2015 Standby Warrants exceeded the value of the derivative liability as financing expense (note 9) in the second quarter of fiscal 2016.

BURCON NUTRASCIENCE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2017, 2016 and 2015
(Prepared in Canadian dollars)

Pursuant to the terms of the warrant certificates issued to the 2015 Guarantors of the 2015 Rights Offering, the exercise price had to be adjusted upon the occurrence of certain events, including future rights offerings by the Company. Upon completion of the 2016 Rights Offering, the exercise price of 2015 Warrants was adjusted effectively immediately after the record date of the 2016 Rights Offering, being November 3, 2016, from $2.26 per share to $2.25 per share. The Company has recorded $2,172 for this adjustment.

These warrants expired unexercised on April 30, 2017.

Private Placement

On January 22, 2015, Burcon completed a private placement of 660,000 common shares at a price of US$2.50 per share for gross proceeds of US$1,650,000, or CA$1,970,185 and net proceeds of approximately $1,946,000. Burcon is maintaining a portion of these funds in a US dollar bank account and, therefore, the funds are subject to the risk of foreign currency fluctuations.

2014 Rights Offering

Pursuant to the terms of the warrant certificates issued to the guarantors of the rights offering that completed in April 2014, (the “2014 Rights Offering”), the exercise price and number of shares purchasable had to be adjusted upon the occurrence of certain events, including future rights offerings by the Company. Upon completion of the 2015 Rights Offering, the warrants from the 2014 Rights Offering were adjusted effectively immediately after the record date of the rights offering, being April 2, 2015. The original number of warrants issued to acquire up to 232,534 common shares was adjusted to 235,880 and the original exercise price of $2.82 per share was adjusted to $2.78 per share. The Company recorded $7,118 during the first quarter of fiscal 2016 for this adjustment. In March 2016, PT International exercised its warrants to acquire 120,629 common shares and the balance of the warrants to acquire 115,251 common shares expired unexercised on April 2, 2016.

b)	Contributed surplus

Contributed surplus comprises the value ascribed to expired warrants and options and forfeited vested options, previously categorized in either warrants or options, as applicable, within shareholders’ equity.

BURCON NUTRASCIENCE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2017, 2016 and 2015
(Prepared in Canadian dollars)

c)	Options

The Company has a stock option plan in which all directors, officers, employees and consultants of the Company and its subsidiary are eligible to participate.

At March 31, 2017, 3,341,359 (2016 - 2,975,579) options to purchase common stock are outstanding from the stock option plan. These options, when vested under the terms of the plan, are exercisable at prices ranging between $2.33 and $9.60 per common share. An additional 441,358 (2016 - 607,696) options may be granted in future years under this plan. Unless otherwise determined by the board of directors, the options have a term of 10 years from the date of grant. The vesting terms are determined at the discretion of the board of directors at the time of grant. All grants are recognized using graded vesting, with each vesting tranche being valued separately, and the fair value of each tranche recognized over its respective vesting period.

		2017		2016

		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
		$		$
Outstanding - Beginning of year	2,975,579	5.08	2,512,167	5.66

Granted	476,832	2.66	614,954	2.36
Exercised	(29,051)	2.42	(64,462)	2.54
Forfeited/Expired	(82,001)	3.23	(87,080)	4.33

Outstanding - End of year	3,341,359	4.81	2,975,579	5.08

BURCON NUTRASCIENCE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2017, 2016 and 2015
(Prepared in Canadian dollars)

The following table summarizes information about stock options outstanding and exercisable at March 31, 2017:

	Options outstanding			Options exercisable

	Number	Weighted		Number
Range	outstanding	average	Weighted	exercisable	Weighted
of	at March	remaining	average	at March	average
exercise	31,	contractual	exercise	31,	exercise
prices	2017	life	price	2017	price
$		(years)	$		$

2.33 - 4.16	2,288,859	7.87	2.79	1,572,059	2.89
6.78 – 9.60	1,052,500	3.01	9.19	1,052,500	9.19

	3,341,359			2,624,559

The fair value of each option is estimated as at the date of grant or other measurement date using the Black-Scholes option pricing model and the following weighted average assumptions:

	2017	2016	2015

Dividend yield	0.0%	0.0%	0.0%
Expected volatility	53.3%	53.3%	52.1%
Risk-free interest rate	1.6%	1.4%	1.8%
Expected forfeitures	8.7%	9.4%	10.2%
Expected average option term (years)	7.8	7.8	7.7

The expected volatility and expected forfeitures are based on historical volatility and forfeitures. The risk-free rate of return is the yield on a zero-coupon Canadian treasury bill of a term consistent with the expected average option term. The expected average option term is the average expected period to exercise, based on the historical activity patterns for each individually vesting tranche.

The weighted average fair value of the options granted during the year ended March 31, 2017 was $1.53 (2016 - $1.34; 2015 - $1.61) per option.

Included in research and development expenses is $266,267 (2016 - $303,830; 2015 - $245,754) (note 8) and in general and administrative expenses (salaries and benefits) is $486,188 (2016 - $610,472; 2015 - $485,694) (note 9) of stock-based compensation.

BURCON NUTRASCIENCE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2017, 2016 and 2015
(Prepared in Canadian dollars)

8.	Research and development

	2017	2016	2015
	$	$	$

Salaries and benefits (note 7)	1,366,924	1,434,501	1,385,537
Laboratory operation	331,669	378,203	307,826
Amortization of deferred development costs	222,343	533,624	533,625
Amortization of property and equipment	147,132	123,484	147,380
Rent	90,445	90,767	88,442
Analyses and testing	64,959	73,161	64,564
Travel and meals	21,748	19,845	8,387

	2,245,220	2,653,585	2,535,761

9.	General and administrative

	2017	2016	2015
	$	$	$

Salaries and benefits (note 7)	1,447,112	1,611,200	1,389,090
Professional fees	222,654	173,941	222,766
Office supplies and services (note 11)	174,982	182,737	165,690
Investor relations	143,884	149,053	222,171
Financing expense (notes 6 and 7(a))	112,258	300,345	413,662
Other	78,073	72,174	66,928
Travel and meals	76,513	74,515	61,256
Transfer agent and filing fees	49,050	53,313	52,330
Amortization of property and equipment	2,753	2,864	2,949
Management fees (note 11)	1,487	14,890	29,068

	2,308,766	2,635,032	2,625,910

BURCON NUTRASCIENCE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2017, 2016 and 2015
(Prepared in Canadian dollars)

10.	Basic and diluted loss per share

The following table sets forth the computation of basic and diluted loss per share:

	2017	2016	2015
	$	$	$

Loss for the period, being loss attributable to common shareholders - basic and diluted	(5,776,337)	(6,569,776)	(6,579,424)

Weighted average common shares - basic and diluted	36,493,763	35,581,414	33,604,639

Basic and diluted loss per share	(0.16)	(0.18)	(0.20)

For the years ended March 31, 2017, 2016 and 2015, the Company excluded all potential common share equivalents from the diluted loss per share calculation as they were anti-dilutive.

11.	Related party transactions

The Company engaged a company that is controlled by PT International for the following related party transactions:

Included in general and administrative expenses (office supplies and services) for the year ended March 31, 2017 is $80,241 (2016 - $74,667; 2015 - $70,224) for office space rental, services, and equipment rental.

For the year ended March 31, 2017, included in general and administrative expenses (management fees and financing expense) are $1,488 (2016 - $14,890; 2015 - $29,068) and $nil (2016 - $nil; 2015 - $593), respectively, for services provided to the Company. At March 31, 2017, $161 (2016 - $130) of this amount is included in accounts payable and accrued liabilities. For the year ended March 31, 2017, included in interest and other income is $14,446 (2016 - $16,702; 2015 - $21,812) for management services provided by the Company. At March 31, 2017, $896 (2016 - $658), of this amount is included in amounts receivable. Included in share issue costs are fees of $nil (2016 - $1,410) for administrative services provided directly for financings.

Of the warrant adjustment of $2,172 (note 7(a)) related to the 2015 Rights Offering that was recorded as financing expense, $1,111 related to the warrants issued to PT International. Similarly, of the warrant adjustment of $7,118 (note 7(a)) related to the 2014 Rights Offering that was recorded as financing expense during the year ended March 31, 2016, $3,640 related to the warrants issued to PT International. During the year ended March 31, 2016, the Company issued warrants to PT International related to the 2015 Rights Offering (note 7(a)) and estimated the fair value to be $143,099. Of this amount, $107,223, representing the amount by which the fair value of the 2015 Standby Warrants exceeded the value of the derivative liability, was recorded as financing expense in the prior year.

BURCON NUTRASCIENCE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2017, 2016 and 2015
(Prepared in Canadian dollars)

During the year ended March 31, 2015, the Company issued warrants to PT International related to the 2014 Rights Offering and recorded the estimated fair value of $183,053 as financing expense. An additional amount of $3,640 was recorded as financing expense during fiscal 2016 pursuant to the terms of the warrant certificates issued to the guarantors of the 2014 Rights Offering. PT International exercised its warrants from the 2014 Rights Offering to acquire 120,629 common shares in March 2016.

On May 12, 2016, the Company issued a convertible note to a wholly-owned subsidiary of PT International (note 6).

12.	Key management compensation

Key management includes the Company’s CEO and COO. Remuneration of directors and key management personnel comprises:

	2017	2016	2015
	$	$	$

Short-term benefits	356,196	379,693	362,227
Option-based awards	317,412	388,325	302,742

	673,608	768,018	664,969

Short-term benefits comprise salaries, director fees and employment benefits.

Option-based awards represent the cost to the group of senior management and directors’ participation in the incentive stock option plan, as measured by the fair value of instruments granted accounted for in accordance with IFRS 2, Share-based Payment. For details of these plans refer to note 7 to the consolidated financial statements.

BURCON NUTRASCIENCE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2017, 2016 and 2015
(Prepared in Canadian dollars)

13.	Income taxes

The recovery of income taxes differs from the amount obtained by applying the statutory Canadian federal and provincial income tax rates to loss for the year as follows:

	2017	2016	2015
	$	$	$

Recovery of income taxes based on the combined statutory income tax rate of 27.02% (2016 – 26.97%; 2015 – 27.08%)	(1,560,000)	(1,772,000)	(1,782,000)
Deferred income tax assets not recognized	1,381,000	1,537,000	1,223,000
Non-capital losses expired	-	-	321,000
Financing costs	(50,000)	(40,000)	(67,000)
Non-deductible items and tax adjustments	229,000	275,000	305,000

Recovery of income taxes	-	-	-

As at March 31, 2017, the Company has non-capital losses of approximately $44,933,000 (2016 - $40,608,000) available to reduce taxable income in future years. These losses expire as follows:

$

2026	800,000
2027	1,125,000
2028	2,039,000
2029	2,432,000
2030	3,498,000
2031	4,358,000
2032	5,327,000
2033	4,606,000
2034	5,507,000
2035	5,623,000
2036	4,895,000
2037	4,723,000

44,933,000

In addition, the Company has SR&ED expenditures of approximately $13,582,000 available to carry forward indefinitely.

ITCs of $4,884,000 may be used to offset deferred income taxes otherwise payable and expire between 2020 and 2037.

Included in interest and other income is $101,377 (2016 - $109,720; 2015 - $119,511) of refundable ITCs, which is included in amounts receivable at March 31, 2017.

BURCON NUTRASCIENCE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2017, 2016 and 2015
(Prepared in Canadian dollars)

The tax effects of temporary differences that give rise to deferred income tax assets are as follows:

	2017	2016
	$	$

Deferred income tax assets (liability)
SR&ED expenditures	3,644,000	3,495,000
Losses from operations carried forward	12,094,000	10,922,000
Financing costs	98,000	123,000
Property and equipment	117,000	74,000
Deferred revenue	-	11,000
Deferred development costs	-	(53,000)

Unrecognized deferred income tax assets	15,953,000	14,572,000

Management believes the realization of income tax benefits related to these losses and other potential deferred income tax assets is uncertain at this time and cannot be viewed as probable. Accordingly, the Company has not recognized these deferred income tax assets.

14.	Financial instruments

Credit risk

The financial instruments that expose the Company to a concentration of credit risk are cash and cash equivalents and amounts receivable. The Company’s cash and cash equivalents may comprise interest-bearing savings instruments with Canadian chartered banks. The Company limits its exposure to credit loss by placing its cash and cash equivalents with two Canadian chartered banks.

Interest rate risk

All of the Company’s financial instruments are non-interest bearing except for cash and cash equivalents that earn interest at variable market rates , and the Note that bears interest at a fixed interest rate. Burcon’s cash and cash are held at two Canadian chartered banks to maximize interest and to diversify risk. For the year ended March 31, 2017, the weighted average interest rate earned on the Company’s cash and cash equivalents was 0.79% (2016 - 0.89% per annum; 2015 - 1.22% per annum). The impact of a 1% strengthening or weakening of interest rates on the Company’s cash and cash equivalents at March 31, 2017 is estimated to be a $47,000 increase or decrease in interest income per year.

BURCON NUTRASCIENCE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2017, 2016 and 2015
(Prepared in Canadian dollars)

Liquidity risk

The Company manages liquidity risk through the management of its capital structure (note 15). It also manages liquidity risk by monitoring actual and forecasted cash flows taking into account current and planned operations. Refer also to note 1. The Company’s estimated minimum contractual undiscounted cash flow requirement for its financial liabilities at March 31, 2017 is $2,663,579, of which $516,883 is due within the next 12 months. In addition, the Company may be required to pay $102,721 to the 2016 Guarantors if shareholder approvals are not received at the AGM that is expected to be held in September 2017 (note 7(a)).

Fair value

The fair value of the Company’s short-term financial assets and financial liabilities, including cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities approximates their carrying values due to the short-term maturities of these financial instruments.

The fair value of the conversion option and prepayment option related to the Note, as well as the fair value of the derivative liability related to the Standby Commitment, are level 3 fair values. The methods and assumptions used to determine the fair value are described in note 6 and 7(a).

The fair value of the Note approximates the carrying value as at March 31, 2017 given the risk-free rate and the credit spread of the Company have not changed substantially since the issue date of the Note.

The carrying values and fair values of financial instruments, by class, are as follows as at March 31, 2017 and 2016:

As at March 31, 2017

	At fair value		Financial
	through profit	Loans and	liabilities at
	or loss	receivables	amortized cost	Fair value
	$	$	$	$
Financial assets
Cash and cash equivalents	-	4,701,108	-	4,701,108
Amounts receivable	-	163,668	-	163,668
Total	-	4,864,776	-	4,864,776

Financial liabilities
Accounts payable and accrued liabilities	-	-	516,883	516,883
Convertible note	-	-	1,818,473	1,818,473
Accrued interest	-	-	146,696	146,696
Derivative liabilities	197,613	-	-	197,613
Total	197,613	-	2,482,052	2,679,665

BURCON NUTRASCIENCE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2017, 2016 and 2015
(Prepared in Canadian dollars)

As at March 31, 2016

	At fair value		Financial
	through profit	Loans and	liabilities at
	or loss	receivables	amortized cost	Fair value
	$	$	$	$
Financial assets
Cash and cash equivalents	-	2,479,862	-	2,479,862
Amounts receivable	-	152,143	-	152,143
Total	-	2,632,005	-	2,632,005

Financial liabilities
Accounts payable and accrued liabilities	-	-	701,748	701,748
Total	-	-	701,748	701,748

Currency risk

The Company has not hedged its exposure to currency fluctuations. As at March 31, 2017 and 2016, the Company is exposed to currency risk through the following assets and liabilities denominated in U.S. dollars:

	March 31, 2017	March 31, 2016
U.S. Dollars
Cash and cash equivalents	$661,588	$1,378,118
Amounts receivable	8,062	7,050
Accounts payable and accrued liabilities	(23,454)	(14,352)
Net exposure	$646,196	$1,370,816

Canadian dollar equivalent	$859,376	$1,780,279

Based on the above net exposure at March 31, 2017, a 10% appreciation or depreciation of the U.S. dollar against the Canadian dollar would have resulted in an increase/decrease of approximately $86,000 (March 31, 2016 - $178,000) in the Company’s loss from operations.

15.	Capital disclosures

The Company considers its capital to be its shareholders’ equity.

The Company manages its capital structure to have sufficient resources available to meet day-to-day operating requirements, continue as a going concern and fund its research and development program. The Company is dependent on non-operating sources of cash, primarily from issuing equity, to fund its operations and research development programs. The Company monitors its capital and the expected cash flows required to achieve its business objectives to determine its future financing needs. It seeks additional capital when deemed appropriate, but there is no assurance that it will be able to secure the necessary capital when required. Refer also to note 1.

BURCON NUTRASCIENCE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2017, 2016 and 2015
(Prepared in Canadian dollars)

The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the year ended March 31, 2017.

16.	Subsequent event

Subsequent to the year-end, 388,011 share purchase warrants issued pursuant to the 2015 Rights Offering expired unexercised.